Exhibit 99.1

Aurora Cannabis to Enter Mexico Market via Exclusive Supply Arrangement with Farmacias Magistrales

Farmacias is Sole Recipient of Federal License to Import, Formulate, Store and Sell Medical Cannabis Containing THC

TSX | NYSE: ACB

EDMONTON, Dec. 7, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM) announced today that the Company has established an exclusive partnership with Farmacias Magistrales S.A. ("Farmacias"), an established Mexican pharmaceutical manufacturer and distributer with a broad reach to approximately 80,000 retail points and 500 pharmacies and hospitals across Mexico. Farmacias recently received the first and only import license granted to date, from the Federal Commission for Protection Against Health Risks ("COFEPRIS"), the Mexican government body responsible for medical cannabis licensing, which permits Farmacias to import Aurora medical cannabis products containing THC into Mexico.

Farmacias has also received licenses from COFEPRIS to permit:

  Importation and storage of raw CBD and THC materials
  Manufacture of CDB and THC products
  Distribution of CBD and THC products

Farmacias' license to import Aurora's medical cannabis into Mexico positions Aurora with another first-mover advantage in one of the world's most populous countries, where more than 130 million people will have federally legal access to a range of Aurora's non-flower medical cannabis products containing THC and/or CBD. Dried flower containing THC is currently prohibited for domestic cultivation, import or sale in Mexico.

Management Commentary

"This new exclusive partnership further expands Aurora's early mover advantage in Latin America, allowing us to become a leading player in the development of the medical cannabis system in Mexico, a legal market of 130 million people," said Terry Booth, CEO of Aurora. "We look forward to working with Farmacias, and leveraging its strong retail, pharmacy, and hospital networks to provide high-quality, medical grade cannabis to patients in this new and significant market. We will also offer the Mexican government authorities whatever support they deem valuable, based on our insights and experience earned from operating in multiple nationally-legal medical cannabis systems around the world. "

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 22 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland , H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and the pending acquisition of ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the variety of cannabis products that Aurora will supply to the adult use market.. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither the TSX, NYSE nor their Regulation Services Provider (as that term is defined in the policies of the TSX and NYSE) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 13:24e 07-DEC-18